Exhibit 99.1

media release

SMART Technologies Announces Closing of Arrangement

CALGARY, Alberta - - September 14, 2016 - - SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of education and business collaboration solutions, announces that the Company and Foxconn Technology Group (“Foxconn”) have closed the previously announced arrangement pursuant to a plan of arrangement under the Business Corporation Act (Alberta) (the "Arrangement"). Under the terms of the Arrangement, Foxconn has acquired all of the issued and outstanding common shares ("Common Shares") of SMART at a price of US$4.50 in cash for each Common Share.

The Common Shares are expected to be delisted from the Toronto Stock Exchange and the NASDAQ Stock Market two or three business days following the completion of the Arrangement.

Letters of Transmittal have been forwarded to registered security holders of SMART to be used in order to exchange their Common Shares for the cash consideration payable pursuant to the Arrangement. Additional copies may be obtained by contacting SMART or Computershare Investor Services Inc. at its telephone numbers and locations set out in the Letter of Transmittal.

Detailed information regarding the Arrangement can be found in SMART's management information circular dated June 17, 2016 which has been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and business around the globe. To learn more, visit smarttech.com.

SMT – F

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Reader’s advisory

Certain information contained in this press release may constitute forward-looking information. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

Early Warning Disclosure

As a result of the Arrangement, 689522 N.B. Ltd. ("AcquisitionCo") owns and controls 100% of the Common Shares of SMART. AcquisitionCo will file an early warning report, pursuant to National Instrument 62-103, in respect of its acquisition of the Common Shares of SMART. A copy of this report may be obtained from the Company’s SEDAR profile at www.sedar.com.

Investor contact:	Media contact:
Steve Winkelmann	Jeff Lowe
Interim Vice President, Finance and CFO	Vice President, Corporate Marketing
SMART Technologies Inc.	SMART Technologies Inc.
+ 1.403.407.5520	+ 1.403.407.5330
SteveWinkelmann@smarttech.com	JeffLowe@smarttech.com

©2016 SMART Technologies Inc. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please visit our Trademarks and Guidelines page.

Please note that SMART is written in all capital letters.